JinkoSolar Announces Issuance of Six-Year Bonds of RMB800 Million

SHANGHAI, Feb. 4, 2013 /PRNewswire-FirstCall/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a leading global solar power product manufacturer, today announced that Jinko Solar Co., Ltd. ("Jiangxi Jinko"), one of the Company's wholly owned subsidiaries, has successfully completed the issuance of six-year bonds with a principal amount of RMB800 million. The bonds bear a fixed annual interest rate of 8.99% and will mature on January 29, 2019. The interest rate is based on current one year Shibor (Shanghai Interbank Offered Rate) of 4.40% plus 459 basis points (4.59%).

At the end of the third year in the life of the bonds, Jiangxi Jinko has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bonds upon Jiangxi Jinko's announcement of whether or not it decides to raise the interest rate, and by how much, at such time. The bonds were approved by the Chinese National Development and Reform Commission's ("NDRC") Financial Division. Industrial Securities acted as the lead underwriter and book runner for the bonds and the underwriters provided standby commitment. The proceeds from the issuance of the bonds will be used for capital expenditure and working capital purposes.

"We are extremely proud to be the first solar company approved to issue corporate bonds in China this year," stated Mr. Kangping Chen, Chief Executive Officer of JinkoSolar. "This round of fund raising reflects strong market confidence in our long-term growth potential and sustainable business development."

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a leading global solar power product manufacturer with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Montpellier, France; Zug, Switzerland; San Francisco, U.S.; Queensland, Australia; Ontario, Canada and Singapore.

JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2 GW each for silicon wafers, solar cells and solar modules as of September 30, 2012. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including in Germany, Italy, Belgium, Spain, the United States, France, Eastern Europe, China, India and other countries and regions.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "intends," "plans," "will," and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Mr. Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6061 1792
Email: ir@jinkosolar.com

Mr. Christian Arnell
Christensen
Tel: +86 10 5826 4939
Email: carnell@christensenIR.com

In the U.S.:

Mr. Jeff Bloker
Christensen
Tel: +1 480 614 3003
Email: jbloker@christensenIR.com